EXHIBIT 99.1

Profound Medical and RadNet Sign the First-Ever U.S. Multi-Center Commercial Agreement for TULSA-PRO®

TORONTO, Jan. 10, 2020 (GLOBE NEWSWIRE) -- Profound Medical Corp. (TSX:PRN; NASDAQ:PROF) (“Profound” or the “Company”), a commercial-stage medical device company focused on customizable, incision-free therapies which combine real-time Magnetic Resonance Imaging (“MRI”), thermal ultrasound and closed-loop temperature feedback control for the radiation-free ablation of diseased tissue, today announced the signing of its first-ever U.S. multi-site imaging center agreement for TULSA-PRO® with RadNet, Inc. (NASDAQ:RDNT), a national leader in providing high-quality, cost-effective, fixed-site outpatient diagnostic imaging services through a network of 340 owned and/or operated outpatient imaging centers.

TULSA-PRO® is a transurethral prostate tissue ablation system that combines real-time MRI with robotically-driven directional thermal ultrasound and closed-loop temperature feedback control software to deliver predictable physician prescribed ablation of whole-gland or partial prostate tissue. The TULSA-PRO® system is designed to provide customizable and predictable, incision-free and radiation-free prostate ablation while actively protecting the urethra and rectum with water cooling to preserve men’s functional abilities.

Pursuant to the agreement, Profound will install TULSA-PRO® systems at three RadNet imaging centers in the greater Los Angeles area, with one such installation anticipated in each of Q1-, Q2- and Q3-2020. Profound will rent the systems to RadNet on a per-use basis, in addition to selling it per-use consumables. Based upon the success of these installations, the two companies hope to expand their partnership in the future to include additional RadNet centers in other U.S. markets.

“We are excited that RadNet, the largest U.S. owner and operator of outpatient imaging centers, will be the first multi-site user of TULSA-PRO®,” commented Dr. Menawat. “RadNet’s imaging centers offer state-of-the art technology, in-house radiologists, existing relationships with local urologists and anesthesiologists, strong marketing support and established payer networks. From a commercial perspective, this partnership with RadNet will help us pursue our vision of a site-specific continuum of care to help drive utilization of TULSA-PRO®, where multiple local urologists will perform MRI-guided TULSA procedures at the same imaging center that they are already sending their patients to for MRI diagnostics and post-treatment MRI-guided monitoring. As our agreement with RadNet is based on our recurring revenue-only business model, we view this as an important early validation of our go-to-market strategy.”

About RadNet, Inc.

RadNet, Inc. is the leading national provider of freestanding, fixed-site diagnostic imaging services in the United States based on the number of locations and annual imaging revenue. RadNet has a network of 340 owned and/or operated outpatient imaging centers. RadNet's core markets include California, Maryland, Delaware, New Jersey, and New York. In addition, RadNet provides radiology information technology solutions, teleradiology professional services, and other related products and services to customers in the diagnostic imaging industry. Together with affiliated radiologists, and inclusive of full-time and per diem employees and technicians, RadNet has a total of over 8,000 employees.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (BPH). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration.

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding its U.S. multi-center commercial agreement with RadNet; the efficacy of Profound’s technology in the treatment of prostate cancer, uterine fibroids and palliative pain treatment; and the success of Profound’s U.S. commercialization strategy and activities for TULSA-PRO®. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the company, including risks regarding the pharmaceutical industry, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Profound Medical Corp.
Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849